DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2025

	2025
ASSETS	
Cash	$ 31,931,250
Accounts receivable — advisory services, net	2,087,795
Prepaid assets	141,157
Deferred costs (Note 1)	3,922,483
Goodwill (Note 1)	16,667,959
TOTAL ASSETS	$ 54,750,644
LIABILITIES AND MEMBER’S EQUITY	
Accounts payable and accrued expenses	$ 61,281
Accounts payable – related party (Note 2)	225,633
Deferred revenue (Note 1)	3,987,483
TOTAL LIABILITIES	4,274,397
MEMBER’S EQUITY	50,476,247
TOTAL LIABILITIES AND MEMBER’S EQUITY	$ 54,750,644

See notes to financial statement.